

Mail Stop 7010

November 13, 2006

via U.S. mail and facsimile

Mr. William G. Cornely
Senior Vice President – Finance and Chief Financial Officer
Dominion Homes, Inc.
5000 Tuttle Crossing Blvd.
Dublin, OH 43016-5555

> **RE:**   **Dominion Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Filed August 8, 2006**
> **Form 10-Q/A#1 for the Quarterly Period Ended March 31, 2006**
> **Filed November 9, 2006**
> **Form 10-Q/A#1 for the Quarterly Period Ended June 30, 2006**
> **Filed November 9, 2006**
> **File No. 000-23270**

Dear Mr. Cornely:

　　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3255.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Nili Shah
　　　　　　　　　　　　　　　　Accounting Branch Chief